WALGREEN CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Three Months Ended		Twelve Months Ended
	11/30/2012	11/30/2011	8/31/2012
Income before income tax provision	$668	$883	$3,376
Add:
Fixed charges	334	308	1,260
Amortization of capitalized interest	2	1	6
Less: Capitalized interest	(2)	(3)	(9)
Earnings as defined	$1,002	$1,189	$4,633

Interest expense, net of capitalized interest	$37	$17	$94
Capitalized interest	2	3	9
Portions of rentals representative of the interest factor	295	288	1,157
Fixed charges as defined	$334	$308	$1,260

Ratio of earnings to fixed charges	3.00	3.86	3.68